SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

April 5, 2005 TSX-VENTURE: SBX

Strait of Juan de Fuca Transmission Lines – Status Report
Washington State System Feasibility Study Completed -
Results Indicate Significant Transmission Capacity for Vancouver Island
Bonneville Power Authority Interconnection Impact Study Commences

Sea Breeze Power Corp. is pleased to announce that Sea Breeze Pacific Regional Transmission System, Inc. (“Sea Breeze Pacific”a 50% owned subsidiary) recently accepted the results of a Feasibility Study, issued by Bonneville Power Administration (“BPA”), on the expected impacts to the regional grid of northwest Washington State that would result from the addition of Sea Breeze Pacific’s two 550 megawatt direct current submarine transmission projects to the system.

The proposed transmission lines would cross the international border beneath the Strait of Juan de Fuca, linking Vancouver Island, British Columbia, with the Olympic Peninsula in Washington State.

The Feasibility Study has indicated that without additional upgrades made to the regional system, and following the construction of the first project (550 megawatts), approximately 400 MW of transmission capacity could be available on a “south to north” routing from the Olympic Peninsula to Vancouver Island on a “pre-contingency” basis.

Construction of the first project in 2006/2007 could potentially delay the need for construction of new facilities that would add needed transmission capacity between the Washington State cites of Port Angeles and Olympia. This project would also provide additional transmission reliability to Vancouver Island, which is facing a reliability shortfall by 2007 as a result of the planned retirement of existing cables presently serving Vancouver Island.

The Independent Study Group of ABB Inc., in Raleigh, North Carolina, under contract and direction of BPA, conducted the BPA Feasibility Study.

The next step is to initiate a BPA Interconnection Impact Study, which will commence immediately and will also be conducted by ABB Inc. The study will include a system analysis of proposed solutions to issues identified in the Feasibility Study, and will show when the full interconnection capability of the first 550 MW project is achievable according to utility industry reliability standards and requirements.

Sea Breeze Pacific has advanced US$54,000 to BPA toward the cost of the Interconnection Impact Study.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President
For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

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